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03007046

03 MAR -3 AM 7:21

TransCanada
450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

SUPPL

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: February 25, 2003 Time: 3:00pm MDT

Number of Pages (including Cover) 3

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Re: News Release

Please see attached news release scheduled to cross the Canada News Wire immediately:

"TRANSCANADA BOARD OF DIRECTORS RECOMMENDS HOLDING COMPANY"

Disposition of Original:

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Operator: Brenda Hounsell Phone: (403) 920-7680

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NewsRelease

TransCanada Board of Directors Recommends Holding Company

CALGARY, Alberta - February 25, 2003 - (TSX: TRP) (NYSE: TRP) - TransCanada PipeLines Limited announced today that the company's Board of Directors is unanimously recommending common shareholders vote in favour of a plan of arrangement to establish a holding company as the parent of TransCanada PipeLines Limited. The new entity would be named TransCanada Corporation.

Under the plan of arrangement, the assets and liabilities of TransCanada PipeLines Limited would remain with TransCanada PipeLines Limited. TransCanada Corporation would own all of the outstanding common shares of TransCanada PipeLines Limited. Common shareholders of TransCanada PipeLines Limited would become common shareholders of the publicly-traded TransCanada Corporation. The company does not anticipate this will result in any changes to its "TRP" trading symbol on stock exchange listings.

Common shares in TransCanada PipeLines Limited would automatically be recognized as common shares of TransCanada Corporation, on a one-to-one basis. Upon approval of the plan of arrangement, shareholders would not be required to take any action for the exchange of shares. The plan of arrangement does not affect preferred shares in TransCanada PipeLines Limited. These shares will remain with TransCanada PipeLines Limited.

Establishing the holding company addresses a covenant contained in trust indentures governing some of TransCanada PipeLines Limited's debt securities that could limit the company's ability to invest funds to implement its growth and value creation strategies. The change would not impact

TransCanada PipeLines Limited's day-to-day operations or obligations.

Details of the plan of arrangement will be included in TransCanada PipeLines Limited's Management Proxy Circular for the 2003 Annual and Special Meeting of Shareholders, which will be mailed to shareholders beginning on or about March 25. Common shareholders will be asked to vote in favour of the plan of arrangement at TransCanada PipeLines Limited's Annual and Special Meeting of Shareholders on April 25, 2003. The plan of arrangement would become effective soon after the Meeting, pending the approval of Alberta Court of Queen's Bench and appropriate regulators.

TransCanada PipeLines Limited is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power - an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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